UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 17, 2017

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

10780 Santa Monica Blvd., Suite 140

Los Angeles, CA 90025

(Full mailing address of principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.   Other Events.

On July 17, 2017, we issued a shareholder letter discussing our financial results for the quarter ended June 30, 2017.  The text of the shareholder letter below, issued July 25, 2017, updates the contents of the original shareholder letter filed on July 17, 2017.

Q2 2017 Shareholder Letter

Dear Valued Investors,

It is hard to believe we are already past the half way point of 2017, not only because time flies but also because we have accomplished so much already this year and intend to continue to hit milestones in the upcoming months and years. As always, we are proud to have you as an investor in MogulREIT I and thank you for your continued investment.

A lot has transpired since our last investor letter. We have added four new assets to the REIT in the second quarter of 2017, which brings us to a total of nine assets in MogulREIT I as of June 30, 2017. We also reached over $17 million in capital invested in MogulREIT I through our online platform at RealtyMogul.com.

We have now paid distributions for twelve consecutive months, one for each month since our offering was qualified by the SEC on August 12, 2016.  Each of these distributions equates to 8% on an annualized basis assuming a $10 per share purchase price and calculated for each period from August 15, 2016 to July 31, 2017. While RM Adviser, LLC, our manager, is under no obligation to continue to declare distributions at this rate, the annualized distribution rate assumes that future distributions will be similar to these distributions.

We continue to believe our process and experience will continue to differentiate our performance over time, providing a competitive advantage that allows us to maximize returns.  As you may already be aware, our entity is designed to be accessible to investors online, which eliminates the traditional, manpower-intensive distribution channels with their associated high expenses. While some other REITS have offering expenses up to 15% of capital raised, we’ve capped our expenses to 3%, a very low number in the REIT industry. Bottom line, we are continuing to put more of your money to work for you.

Current Investments

Our investment strategy continues to be to acquire a diversified portfolio of assets that pay attractive and consistent cash distributions and to preserve, protect and return your capital contribution. We aim to invest in a variety of different property types such as multi-family, office, industrial, self-storage and retail. As of the date of this letter, MogulREIT I owns nine investments:

		MogulREIT I				Unpaid
		Acquisition	Property	Investment	Principal	Balance	Interest
Asset Name	Location	Date	Type	Type	Acquired	As of 6/30/17	Rate/Yield
Synchrony Financial	Canton, OH	8/19/2016	Office	Preferred Equity	$2,000,000	$1,712,843	10.00%
Animas	Westchester, PA	1/11/2017	Flex	Preferred Equity	$1,450,128	$1,284,451	10.50%
Parkway Plaza	San Antonio, TX	2/17/2017	Office	Mezz Debt	$3,400,000	$3,400,000	10.00%
Highland Place	Centennial, CO	3/23/2017	Office	Mezz Debt	$2,300,000	$2,300,000	10.00%
Hanford Center	Hanford, CA	4/3/2017	Retail	Bridge Debt	$1,900,000	$1,900,000	9.50%
Pensacola Marketplace	Pensacola, FL	6/12/2017	Retail	Mezz Debt	$1,125,000	$1,125,000	9.75%
Wyckoff Apartments	Brooklyn, NY	6/20/2017	Retail/ Multifamily	B-Note	$1,350,000	$1,350,000	11.75%
Northside at John’s Creek	Swanee, GA	6/20/2017	Office	B-Note	$1,500,000	$1,500,000	14.00%
Jadak Headquarters	Syracuse, NY	6/28/2017	Office/ Industrial	Preferred Equity	$1,500,000	$1,500,000	11.00%
					$ 16,525,128	$ 16,072,294	10.58%*

*Amount represents the weighted average interest rate for all of our current investments.

All assets are performing and paid current through June 30, 2017.

You may be wondering why our REIT is currently distributing at 8% annualized, while the weighted average interest rate of our investments is currently 10.58%. The difference is due to actual offering expenses incurred during the offering such as the legal expenses for the preparation of the offering circular, the audit expenses for the audit of the offering circular, and marketing expenses incurred for the marketing of our shares. This difference is also related to the operating expenses that the REIT incurs as a fully operating Limited Liability Company such as audit fees for the annual audit and the 1% management fee that is paid to our manager, RM Adviser, LLC.

Our Newest Investments

The latest additions to the MogulREIT I portfolio are Pensacola Marketplace,  Wyckoff Apartments, Northside at John’s Creek and Jadak Headquarters.  Pensacola Marketplace is a mezzanine loan (“Mezzanine Debt”). Both Wyckoff Apartments and Northside at John’s Creek are B-Notes, and Jadak Headquarters is a preferred equity investment. Mezzanine Debt is secured by a pledge of the ownership entity, in other words, MogulREIT I, as the debtor, has claim to the person or legal entity that owns the real estate. Preferred equity, while not debt, behaves likes a real estate loan with a set interest rate, monthly payment and maturity date. B-Notes are loans that are subordinate only to the senior loan on a property, meaning that, in the event of a  foreclosure, the B-Note would be paid immediately after the senior loan. A good example of a B-Note is a second mortgage.

Pensacola Marketplace

Pensacola Marketplace is located in Pensacola, Florida and is a 49,768 square-foot anchored retail center that has been 100% occupied since 2012. Pensacola Marketplace is currently 100% leased with limited rollover to Ross Dress for Less, Office Depot and T-Mobile.  We like this investment because it is co-anchored by Ross Dress for Less, an investment grade tenant that leases 54% of the property. This investment also has experienced sponsorship behind it with the principals of the sponsor having over 80 years of real estate experience. This investment’s two anchor tenants also have lease expirations that extend beyond the initial loan term.

We acquired Pensacola Marketplace on June 12, 2017 for a principal balance of $1,125,000.  This investment has a fixed interest rate of 9.75%  with an original term of three years.

Wyckoff Apartments

Wyckoff Apartments is a mixed-use four-property portfolio located in the Bushwick neighborhood of Brooklyn, New York. The four contiguous buildings that comprise this investment were developed in 1931 and consist of four walk-up apartment buildings containing a total of sixteen residential units and grade-level retail space. This investment is attractive to us because of Brooklyn’s robust market. According to Claritas, Inc., Brooklyn’s population grew 6.1% from 2010-2016 and is estimated to grow another 4.1% through 2021. This investment also has experienced sponsorship behind it with a sponsor that has previously raised capital on the RealtyMogul.com platform.

We acquired Wycoff Apartments on June 20, 2017 for a principal balance of $1,350,000.  It has a fixed interest rate of 11.75% for the first six months and 12.25% for the following six months. The term is twelve months and has two six-month extension options with fixed interest rates increasing to 12.75% and 13.25% respectively.

Northside at John’s Creek

Northside at John’s Creek is a 52,090 square-foot Class A medical building located at 3890 Johns Creek Parkway in Suwanee, Georgia. This investment is appealing to us because the property is 100% master leased to one of Atlanta’s leading healthcare providers. In addition, the sponsor infused over $800,000 of additional equity into the investment during a recent refinance. Further, according to Costar, 2017 average household income within a one mile radius is approximately $150,000.

We acquired Northside at John’s Creek on June 20,2017 for a principal balance of $1,500,000.  It has a fixed interest rate of 14% with an original term of twenty-four months with one six-month extension option.

Jadak Headquarters

Jadak Headquarters is 55,000 square-foot Class A office/industrial flex building located at 7279 William Barry Boulevard in Syracuse, New York. We like this investment due to its Class A quality rating and the credit rating of the tenant, JADAK Technologies. JADAK Technologies is a wholly owned subsidiary of Novanta Inc. which carries an investment grade credit rating of Baa3 according to Moody’s. We also like the preferred equity structure with a term that matures before the tenant’s lease expiration date in 2029.

We acquired Jadak Headquarters on June 28, 2017 for a principal balance of $1,500,000. It has a fixed interest rate of 11% with an original term of 60 months. The investment is interest only for two years followed by a 10-year amortization schedule.

Previous and Completed Investments

Please follow the below links to access the Q4 2016 and Q1 2017 investor letters for descriptions of our previously invested and completed investments.

Q4 2016 Investor Letter

Q1 2017 Investor Letter

Market Update

As we enter the second half of 2017, the economy continues to be robust on many levels:

•	According to the University of Michigan Consumer Sentiment Index, consumer confidence spiked 10% in the five months since the elections
•	According to the Bureau of Labor Statistics, unemployment has reached post-recession lows and job growth remains strong.
•	According to the S&P 500 Index, equity stock indices have reached all-time highs

In addition, two sectors that tend to be associated with economic bubbles, the finance sector and the housing sector, remain healthy in most markets due to regulation.  In some markets, housing prices have not even returned to peak levels.

Nevertheless, we are in the 31st quarter of recovery since the economic downturn, and investors may get nervous as this period of economic expansion exceeds historic averages.  We believe that our strategy of acquiring investments in properties with the objective of providing stable, recurring cash flow helps us to mitigate potential risks associated with an economic downturn.  We will continue to seek and carefully vet opportunities that provide solid risk-adjusted returns.

What Makes Us Different?

We recognize that you work hard for your money and have multiple investment options. While there are risks associated with any investment, we set ourselves apart from our competition in a number of different ways.

Regulatory Oversight

Our securities are offered under Regulation A of the Securities Act of 1933, as amended. As such, we have several different regulatory and compliance requirements to adhere to, including ongoing reporting requirements, such as semi-annual reports and an annual audit. Despite the requirement to report only semi-annually, we fully intend to continue providing investor letters on a quarterly basis.

Investor protection is at the forefront of our core values. For this reason, all of our advisors are licensed with FINRA. They have all gone through extensive training to ensure their full compliance with securities laws. Our securities are also offered through, North Capital Private Securities Corporation, an experienced broker dealer registered with FINRA/SIPC.

We have leveraged innovation and the power of the Internet to create a broker-dealer arrangement with a cloud-based distribution network. That means we are able to simultaneously offer more accountability and transparency about our investments, to market our investments in a manner consistent with the investor-protection guidelines of these regulatory bodies and still save a large portion of the overhead traditionally associated with broker-dealer networks.

While we believe in the power of technology, we also firmly believe in the power of relationships.  We have a team of dedicated, licensed advisors standing by day-in and day-out to create a delightful user experience for you, our investors.  We strive to make real estate investing easy through a solution that is powered by technology and guided by advisors.

Underwriting

Continuing the theme of investor protection, we take underwriting very seriously. Underwriting is the process by which investment risk is identified, measured, and highlighted so that a transaction’s viability can be determined and an informed investment decision can be made. All of our deals our intensely vetted; we evaluate the real estate company and its operators against stringent standards as well as evaluating the transaction itself for viability using equally strict guidelines.

The underwriting process dictates which opportunities qualify for review by our investment committee and, ultimately, become available to investors in MogulREIT I. All transactions bear both systematic and idiosyncratic risks, which means that some of these risks are market-driven and faced by all industry participants, while others relate to specific property characteristics and can be reduced through diversification. More importantly, this means that some risks are somewhat controllable while others are not. The role of the underwriter is to determine sources and concentrations of risk, recognize their implications, both in likelihood and magnitude, and model the return profiles accordingly. What distinguishes the RealtyMogul.com process is the full analysis that is generated in-house with proprietary data, independent from the materials provided directly from the real estate company. This is what we call zero-based underwriting, and it is core to our process. The purpose of this approach is to generate a non-biased analysis free from unreasonable or outdated assumptions.

Maybe most importantly, we’re in the real estate investing business and real estate is a brick-and-mortar business.  We step foot on every property that we invest in and our team has visited every asset in MogulREIT 1.  We will continue to do site visits and dig into the details because we believe it  is what you should expect from a firm like ours.  We work hard, so you can build your future and enjoy a truly passive investment.  Thank you for entrusting your hard-earned dollars with us.

We are looking forward to continuing to grow MogulREIT I and are excited for the coming months.  As always, please feel free to reach out to us at info@realtymogul.com, or call us directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, RealtyMogul.com

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly duly authorized.

MOGULREIT I, LLC

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	July 25, 2017